CLINUVEL

ASX ANNOUNCEMENT

ASX: CUV | **Nasdaq**: CUVL | **Börse Frankfurt**: UR9

A decade of profitability provides foundation for CLINUVEL's U.S. expansion

Melbourne / New York – 27 August 2026 – CLINUVEL PHARMACEUTICALS LTD (ASX: CUV | Nasdaq: CUVL) today announced its tenth consecutive annual profit and further rise in free cash in the financial year ended 30 June 2026 (FY2026). The Company has declared a dividend of $0.05 per ordinary share.

> *"CLINUVEL's cash reserves following a decade of profitable operations give us financial independence in a period that has been challenging for many life science companies,"* said Mr Peter Vaughan, CLINUVEL's Group Chief Financial Officer.
>
> *"This position provides us with flexibility to pursue an expansion strategy, continue investing through market cycles in key strategic areas, and allocate capital based on opportunity rather than necessity. As CLINUVEL builds its operations and presence in the capital markets in the United States, we can do so from a position of strength."*

Key Highlights, Year Ending 30 June 2026

Consolidated Entity[1]	30 June 2026	30 June 2025	Change YOY
Revenues[2]	$94,024,000	$95,018,000	Down 1%
Revenues plus interest and other income	$101,153,000	$105,300,000	Down 4%
Expenses	$53,493,000	$53,747,000	Down 0.5%
Net profit before income tax expense	$47,660,000	$51,553,000	Down 8%
Net profit after income tax expense	$33,917,000	$36,173,000	Down 6%
Cash reserves[3]	$252,055,000	$224,106,000	Up 12%
Basic earnings per share	$0.68	$0.72	Down 6%
Net tangible assets backing per share	$5.35	$4.77	Up 12%
Dividend distribution per share	$0.05	$0.05	Stable

1. All figures are reported in Australian dollars for the financial years ending 30 June, rounded to the nearest $1,000 except earnings, assets and dividends per share.
2. Revenues from ordinary activities, excluding interest and other income.
3. Cash reserves equal Cash and Cash Equivalents plus Cash Held on Term Deposit.
   Refer to the Appendix 4E Preliminary Final Report released to the Australian Securities Exchange for details.



Financial Performance June Year (A$m)
100
80
60
40
20
0
-20
-40
-60
60
50
40
30
20
10
0
-10
-20
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Revenues
Expenses
Net Profit Before Tax (RHS)
Net Profit After Tax (RHS)

Strong Financial Performance

The Company delivered its tenth consecutive annual profit since the commencement of commercial distribution of SCENESSE® (afamelanotide 16mg) to treat EPP patients.

CLINUVEL's revenues from ordinary activities and expenses were steady, with revenues declining marginally to $94.0 million, and expenses also declining to $53.5 million.

> *"Our FY2026 results demonstrated the focused financial discipline we adopt across CLINUVEL,"* Mr Vaughan said. *"We delivered record SCENESSE® treatment volumes to EPP patients and total revenues in excess of $100 million for the second year in a row. Expenditures were tightly controlled to ensure every dollar deployed contributed to our core strategic objectives, such as our Phase III vitiligo program, thus building long-term shareholder value."*

Revenues growth in Europe offset marginal declines in U.S. sales as some competitors offered free drug treatment to erythropoietic protoporphyria (EPP) patients. A change in the practice of U.S. Specialty Centers from maintaining inventory to "just in time" supply of SCENESSE® from patient demand also impacted U.S. volumes. The accounting treatment of recognising unrealised foreign currency losses on translation of our US$ term deposit balances was the cause of the $4 million (8%) decline in profit before tax to $47.7 million, whilst profit after tax declined by $2.25 million (6%) to $33.9 million.

Reflecting patient demand for treatment since the commencement of commercial operations, CLINUVEL has achieved a ten-year revenue CAGR of 31%. Controlled expenses to support business expansion resulted in a corresponding expenditure CAGR of 18%.

CLINUVEL has evolved over the past decade by integrating critical operational functions in-house, including commercial distribution, regulatory compliance, product and clinical R&D, and communications, branding & marketing.

CLINUVEL's strengthened balance sheet holds net assets of $272.9 million as of 30 June 2026. Positive cash inflows from operating activities of $36.9 million underpinned a 12% rise in cash reserves to $252.1 million. Importantly, cash reserves would have reached $264 million, an increase of $40 million (18%) this period, if we had not decided to prepay $12.2 million in FY2026 income tax. These reserves enable the Company to self-finance its diversification plans with key emphasis on expansion in North America and provide a buffer to manage risks in a volatile macroeconomic environment.



Assets and Liabilities June Year (A$m)
Assets
Liabilities
300
250
200
150
100
50
0
2022
2023
2024
2025
2026

Ninth Consecutive Annual Dividend

The CLINUVEL Board has declared an annual franked dividend of $0.05 per ordinary share following the FY2026 financial results – this is the ninth consecutive annual dividend and fifth fully franked. Subject to the Company maintaining sufficient cash reserves, the key dates for the dividend are:

i Ex-dividend date: 3 September 2025
ii Record date: 4 September 2025
iii Payment date: 18 September 2025.

This year's total dividend payment will amount to a return to shareholders of 9% of the FY2026 total free cash generated the past year.

Dividends are available to both Australian and overseas registered shareholders, including holders of CLINUVEL's Level II American Depositary Shares. Prior to the record date, shareholders are encouraged to confirm their shareholder information, including payment election details, with the Company's share registry – Computershare.

CLINUVEL Briefing

CLINUVEL will host an investor and analyst webinar at 18:00 AEST today to review the results achieved in FY2026. Participants can register using the link below:

INVESTOR WEBINAR

27 August 2026

18:00–18:30 AEST (10:00–10:30 CEST)

To participate, please register using this link:

CLINUVEL Investor Webinar

Questions may be tabled as you register, and during the webinar.

– END –

About CLINUVEL PHARMACEUTICALS LIMITED

CLINUVEL is a global biopharmaceutical company focused on developing and delivering innovative therapies for patients with genetic, metabolic, and dermatological disorders. The Company's portfolio is centred around melanocortin peptides, with programs advancing in photomedicine and vitiligo. CLINUVEL is listed on the Australian Securities Exchange (ASX: CUV) and the Nasdaq Stock Market (Nasdaq: CUVL).

CLINUVEL's lead therapy, SCENESSE® (afamelanotide 16mg), is approved for commercial distribution in Europe, the USA, Canada, Israel, and Australia as the world's first systemic photoprotective drug for the prevention of phototoxicity (anaphylactoid reactions and burns) in adult patients with erythropoietic protoporphyria (EPP). For further information, visit www.clinuvel.com.

Authorised for ASX release by the Managing Director on behalf of the Board of Directors of CLINUVEL PHARMACEUTICALS LTD.

Media Enquiries

Monsoon Communications
Mr Rudi Michelson, 61 411 402 737, rudim@monsoon.com.au

Head of Investor Relations

Mr Malcolm Bull, CLINUVEL PHARMACEUTICALS LTD

Investor Enquiries

https://www.clinuvel.com/investors/contact-us

Forward-Looking Statements

This release contains forward-looking statements, which reflect the current beliefs and expectations of CLINUVEL's management. All statements other than statements of historical or current facts made in this document are forward-looking. We identify forward-looking statements in this document by using words or phrases such as "anticipate," "believe," "consider," "continue," "could," "estimate," "expect," "foresee," "intend," "likely," "may," "objective," "potential," "plan," "predict," "project," "seek," "should," "will" and similar words or phrases and their negatives. Forward-looking statements reflect our current expectations and are inherently uncertain. Actual outcomes or results could differ materially for a variety of reasons. Statements may involve a number of known and unknown risks that could cause our future results, performance, or achievements to differ significantly from those expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include but are not limited to risks relating to: our ability to develop and commercialise pharmaceutical products; pandemics, epidemics, public health emergencies, geopolitical conflicts, trade restrictions, natural disasters and other disruptions affecting global supply chains, including our ability to develop, manufacture, market and sell biopharmaceutical and PhotoCosmetic products; competition for our products, especially SCENESSE® (afamelanotide 16mg), CYACÊLLE, PRÉNUMBRA®, NEURACTHEL® or products developed and characterised by us as PhotoCosmetics; our ability to achieve expected safety and efficacy results in a timely manner through our innovative R&D efforts; the effectiveness of our patents and other protections for innovative products, particularly in view of national and regional variations in patent laws; our potential exposure to product liability claims to the extent not covered by insurance; increased government scrutiny in either Australia, the U.S., Europe, the UK, Israel, China, Japan, and/or LATAM regions of our agreements with third parties and suppliers; our exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; that the Company may incur unexpected delays in the outsourced manufacturing of SCENESSE®, CYACÊLLE, PRÉNUMBRA®, NEURACTHEL® or products developed as PhotoCosmetics which may lead to the Company being unable to launch, supply or serve its commercial markets, special access programs and/or clinical trial programs; any failures to comply with any government payment system (i.e. Medicare, Medicaid, and U.S. Department of Veteran's Affairs) reporting and payment obligations; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology, cosmetic and consumer based products; decisions by regulatory authorities regarding approval of our products as well as their decisions regarding label claims; our ability to retain or attract key personnel and managerial talent; the impact of broader change within the pharmaceutical industry, cosmetic industry and related industries; potential changes to tax liabilities or legislation; environmental risks including the risk factors described in the Company's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission, together with the Company's announcements lodged with the Australian Securities Exchange. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation except as required by applicable law, the rules of the Australian Securities Exchange, the U.S. Securities and Exchange Commission, Nasdaq, or other applicable regulatory requirements, to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. More information on preliminary and uncertain forecasts and estimates is available on request, whereby it is stated that past performance is not an indicator of future performance.

Contact:
Tel: +61 3 9660 4900
Fax: +61 3 9660 4909
Email: mail@clinuvel.com
Australia (Head Office), Level 22, 535 Bourke Street, Melbourne, Victoria, 3000, Australia